PUISSANCE CROSS-BORDER OPPORTUNITIES III LLC

950 Third Avenue, 25th Floor

New York, New York 10022

August 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Puissance Cross-Border Opportunities III LLC
Request for Withdrawal of Registration Statement on Form F-3
Filed October 5, 2017
No. 333-220818

Ladies and Gentlemen:

Puissance Cross-Border Opportunities III LLC (the “Company”) hereby requests to withdraw our Registration Statement on Form F-3 (File No. 333-220818) (Accession Number: 0001718111-17-000003) in accordance with the instructions of the staff of the Securities and Exchange Commission. This Registration Statement on Form F-3 was made by mistake and the Company never intend to file the Registration Statement on Form F-3.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Registration Statement.

If you have any questions regarding this letter, please call Hanchen Jin at (212) 878-3702.

Very truly yours,

PUISSANCE CROSS-BORDER OPPORTUNITIES III LLC

By:	/s/ Hanchen Jin
Hanchen Jin
Controller